Jin Medical International Ltd.

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

September 5, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Jane Park

Re:	Jin Medical International Ltd. Registration Statement on Form F-3 File No. 333-288314

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Jin Medical International Ltd. hereby requests the United States Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on September 9, 2025, at 9:00 a.m. Eastern Time, or as soon thereafter as practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Ms. Huan Lou of McCarter & English, LLP by telephone at +1 (212)-609-6921 or via e-mail at hlou@mccarter.com.

Very truly yours,

For and on behalf of Jin Medical International Ltd.

/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer